[LETTERHEAD OF DNBNOR]

To Shareholders of Acergy S.A.

Our ref.                                                 Date
Registrars Department/ij                                 Oslo, November 10, 2009

                                   ACERGY S.A.
             VOTING EXTRAORDINARY GENERAL MEETING DECEMBER 17, 2009

Your holding of Common Shares of Acergy S.A. is registered in The Norwegian Central Securities Depository (Verdipapirsentralen - the "VPS"). If you wish to vote at this Extraordinary General Meeting you may either attend in person at the said general meeting or you may execute the enclosed proxy card and return it to us.

You are encouraged to specify your choice by marking the appropriate boxes on the enclosed proxy card. When properly executed, the proxy will be voted in the manner directed therein or, if no direction is indicated, will be voted "for" the proposal.

Enclosed, please find a return envelope for your proxy card. In order for your shares to be voted based on your executed proxy card, the card has to be received by DnB NOR Bank ASA, Registrars Department, Oslo, not later than December 9, 2009, 12:00 hours Central European Time.

Yours sincerely,
for DnB NOR Bank ASA
Registrars Department

Irene Johansen